STATEMENT OF INVESTMENTS

Dreyfus Cash Management Plus, Inc.

October 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--38.6%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.36%, 11/13/06	100,000,000	100,000,000
Banca Monte dei Paschi di Siena SpA (London)		
5.36%, 11/13/06	25,000,000	25,000,000
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee)		
5.34%, 11/30/06	140,000,000	140,000,000
Barclays Bank PLC (Yankee)		
5.32% - 5.34%, 11/29/06 - 1/19/07	450,000,000	450,000,000
BNP Paribas (Yankee)		
5.34%, 11/30/06	100,000,000	100,000,000
DEPFA BANK PLC (Yankee)		
5.34%, 11/29/06	100,000,000 a	100,000,000
First Tennessee Bank N.A. Memphis		
5.34%, 11/27/06	90,000,000	90,000,000
HBOS Treasury Services PLC (London)		
5.36%, 11/13/06	375,000,000	375,000,000
HSH Nordbank AG (Yankee)		
5.31%, 2/12/07	400,000,000 a	400,000,000
Landesbank Baden-Wuerttemberg		
5.31%, 2/6/07	100,000,000	100,001,817
Mizuho Corporate Bank Ltd. (Yankee)		
5.33%, 1/23/07	200,000,000	200,004,547
Natexis Banques Populaires (Yankee)		
5.34% - 5.42%, 11/1/06 - 11/30/06	400,000,000	400,000,000
Northern Rock PLC		
5.31%, 2/12/07	100,000,000	100,000,000
Royal Bank of Canada (Yankee)		
5.30%, 12/29/06	25,000,000	25,000,000
Sanpaolo IMI U.S. Financial Co. (Yankee)		
5.34%, 11/30/06	300,000,000	300,000,000
Societe Generale (Yankee)		
5.31% - 5.33%, 11/22/06 - 3/12/07	450,000,000	449,999,110
UniCredito Italiano SpA (Yankee)		
5.34%, 11/22/06 - 12/5/06	408,000,000	408,000,018
Total Negotiable Bank Certificates of Deposit		
(cost $3,763,005,492)		**3,763,005,492**
Commercial Paper--34.1%		
Abbey National North America LLC		
5.30%, 11/1/06	200,000,000	200,000,000
Amstel Funding Corp.		
5.43%, 11/2/06	191,610,000 a	191,581,498
Atlantis One Funding Corp.		
5.33% - 5.35%, 11/30/06 - 12/8/06	215,000,000 a	213,947,583
Bryant Park Funding LLC		
5.28%, 11/20/06	30,142,000 a	30,058,323
CAFCO LLC		

5.31% - 5.32%, 12/22/06 - 1/11/07	64,000,000 a	63,410,043
CHARTA LLC		
5.31% - 5.32%, 12/20/06 - 1/18/07	400,000,000 a	396,295,479
Concord Minutemen Capital Co. LLC		
5.34%, 11/14/06 - 2/21/07	203,583,000 a	202,744,731
DEPFA BANK PLC		
5.34% - 5.42%, 11/2/06 - 11/22/06	327,000,000 a	326,073,737
Deutsche Bank Financial LLC		
5.30%, 11/1/06	200,000,000	200,000,000
Edison Asset Securitization L.L.C.		
5.31%, 2/8/07	23,817,000 a	23,475,762
FCAR Owner Trust, Ser. II		
5.33%, 1/19/07	28,800,000	28,467,568
General Electric Capital Corp.		
5.34%, 11/22/06	300,000,000	299,077,750
Landesbank Baden-Wuerttemberg		
5.33%, 12/7/06	300,000,000	298,422,000
Mont Blanc Capital Corp.		
5.31%, 1/9/07	159,500,000 a	157,898,088
Northern Rock PLC		
5.32% - 5.43%, 11/2/06 - 1/11/07	213,812,000	212,617,560
Santander Central Hispano Finance (Delaware) Inc.		
5.44%, 11/3/06	200,000,000	199,940,444
Sigma Finance Inc.		
5.30% - 5.32%, 12/19/06 - 1/19/07	115,000,000 a	114,128,521
Skandinaviska Enskilda Banken AB		
5.31%, 12/22/06	125,000,000	124,072,083
UniCredito Italiano SpA (Yankee)		
5.32%, 1/19/07	50,000,000	49,423,958
Total Commercial Paper		
(cost $3,331,635,128)		**3,331,635,128**
Corporate Notes--11.0%		
Bank of America N.A.		
5.29%, 5/25/07	375,000,000 b	375,000,000
General Electric Capital Corp.		
5.28%, 11/24/06	100,000,000 b	100,000,000
Harrier Finance Funding Ltd.		
5.32%, 5/18/07	75,000,000 a,b	74,997,498
Lehman Brothers Holdings Inc.		
5.31%, 12/12/06	250,000,000 b	250,000,000
Links Finance LLC		
5.34%, 10/16/07	100,000,000 a,b	99,990,438
Sigma Finance Inc.		
5.33%, 8/15/07	175,000,000 a,b	174,993,120
Total Corporate Notes		
(cost $1,074,981,056)		**1,074,981,056**
Promissory Note--3.3%		
Goldman Sachs Group Inc.		
5.45%, 11/2/06		
(cost $325,000,000)	325,000,000	**325,000,000**
Time Deposits--11.1%		

Citibank (South Dakota) N.A., Sioux Falls (Nassau)		
5.31%, 11/1/06	450,000,000	450,000,000
PNC Bank N.A., Pittsburgh, PA (Nassau)		
5.31%, 11/1/06	450,000,000	450,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.33%, 11/1/06	180,000,000	180,000,000
Total Time Deposits		
(cost $1,080,000,000)		**1,080,000,000**
Repurchase Agreements--2.0%		
Morgan Stanley		
5.40%, dated 10/31/06, due 11/1/06 in the amount of		
$200,030,000 (fully collateralized by $202,124,000		
U.S. Treasury Notes, 4.625%-5.125%, due		
3/31/11-8/31/11, value $204,714,430)		
(cost $200,000,000)	200,000,000	**200,000,000**
Total Investments (cost $9,774,621,676)	**100.1%**	**9,774,621,676**
Liabilities, Less Cash and Receivables	**(.1%)**	**(7,727,160)**
Net Assets	**100.0%**	**9,766,894,516**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, these securities amounted to $2,569,594,821 or 26.3% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.